March 27, 2019

Peter Beaven
Chief Financial Officer
BHP Group Plc
Nova South, 160 Victoria Street
London, SW1E 5LB
United Kingdom

       Re: BHP Group Plc
           Form 20-F for the Fiscal Year Ended June 30, 2018
           Filed September 18, 2018
           File No. 001-31714

Dear Mr. Beaven:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2018

Additional Information
Reserves
FY 2018 Reserves, page 296

1. Expand your discussion of the changes in the net quantities of total proved reserves to include an appropriate narrative explanation of the significant changes for each of the annual periods presented, e.g. including the fiscal years ending December 31, 2016 and
      2017, respectively. Refer to Instruction 1 to Paragraph (b) of Item 302 of Regulation S-K
      and FASB ASC 932-235-50-5.
Proved Undeveloped Reserves, page 301

2. Expand your discussion of the changes in the net quantities of proved undeveloped reserves to include an appropriate narrative explanation of the changes related to such
 Peter Beaven
FirstName LastNamePeter Beaven
BHP Group Plc
Comapany2019
March 27, NameBHP Group Plc
March 27, 2019 Page 2
Page 2
FirstName LastName
         factors as revisions of the previous estimates, improved recovery, extensions and discoveries, and the purchase and/or sale of minerals in place. To the extent that two or more unrelated factors are combined to arrive at a change in the net quantities, your disclosure should separately identify and quantify each individual factor so that the change in net quantities of reserves between periods is fully explained. In particular, disclosure relating to revisions in previous estimates should identify such underlying factors as changes caused by commodity prices, well performance, improved recovery, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan.
         Refer to Item 1203(b) of Regulation S-K. This comment also applies to the comparable discussion, presented elsewhere in your filing, of the changes in net quantities of total proved reserves for each of the annual periods presented.
3. Expand your disclosure of the capital spent during the fiscal year on development activities to quantify the portion of that amount incurred to convert proved undeveloped reserves to proved developed reserves. Refer to Item 1203(c) of Regulation S-K.
Supplementary Oil and Gas Information-Unaudited
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas
Reserves (Standardized Measure), page F-109

4. Tell us if the costs associated with the abandonment of your proved properties, including the costs related to your proved undeveloped locations, have been included as part of the development costs used in the calculation of the standardized measure for each of the annual periods presented. If such costs have been omitted, explain to us your basis for excluding these costs from your calculation of the standardized measure.
Drilling and Other Exploratory and Development Activities, page F-112

5. Expand your disclosure to discuss your present activities, such as the number of wells in the process of being drilled (including wells temporarily suspended), waterfloods in process of being installed, pressure maintenance operations, and any other related activities of material importance subsequent to the fiscal year-end. Refer to Item 1206 of
         Regulation S-K.
Oil and Gas Properties, Wells, Operations, and Acreage, page F-113

6. If there are material quantities of net proved undeveloped reserves assigned to locations which are currently scheduled to be drilled after lease expiration, expand the disclosure under this section to explain the steps and related costs which would be necessary to extend the time to the expiration of such leases.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Peter Beaven
BHP Group Plc
March 27, 2019
Page 3

       You may contact John Hodgin, Petroleum Engineer, at 202-551-3699 with any questions regarding the above comments.



                                                        Sincerely,
FirstName LastNamePeter Beaven
                                                        Division of Corporation
Finance
Comapany NameBHP Group Plc
                                                        Office of Beverages,
Apparel and
March 27, 2019 Page 3                                   Mining
FirstName LastName